May 26, 2010

Via Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Gupta Barros

Re:                               Tropicana Entertainment Inc.

Amendment No. 2 to Form 10-12G

Filed January 25, 2010

File No. 000-53831

Ladies and Gentlemen:

Tropicana Entertainment Inc. (the “Company”), is writing in response to the comment raised in your letter, dated March 22, 2010, relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10-12G filed on January 25, 2010 (the “Form 10”).  For ease of reference, we have reproduced the comment in its entirety below.

3. Restructuring Transactions, page FIN-J-8

1.              Per our phone conversation with Lance Millage, Senior Vice President, Finance and Treasurer, on March 16, 2010, we note that you have re-evaluated and nearly finalized your fair value analyses.  Please revise your pro-forma financial statements and the related footnotes upon completion of the fair value analysis, to reflect the updated fair value determinations and methodologies.

We respectfully advise the staff that the fair value analyses of the Predecessors’ assets were completed as a result of the company emerging from bankruptcy under the Plan of Reorganization (the “Plan”) and applying fresh start accounting principles.  The fair value analyses were completed and appropriate disclosures were incorporated into the Company’s Form 10-Q for the quarter ended March 31st, 2010 (the “Form 10-Q”).

In accordance with fresh start reporting, the Company’s enterprise value has been allocated to existing assets using the measurement guidance provided in accounting guidance related to business combinations.  The property and equipment as well as the intangibles were valued using the following methodologies:

Real Property —

•                  Where applicable, the income approach was utilized to estimate the fair value of the income producing real property either by direct capitalization or discounted cash flow analysis.

•                  The cost approach was utilized where minimal or no income is attributable to the real property, including support facilities such as staging areas and ramps associated with the riverboat properties.  In every case, the cost approach was benchmarked utilizing one or more of the income and/or sales comparison approaches.

3930 Howard Hughes Parkway, 4th Floor

Las Vegas, Nevada  89169

T 702 589 3900

F 702 473 2697

www.tropicanaentertainment.com

•                  In markets where comparable sales transactions were available, we conducted the sales comparison approach as a benchmark for fair value estimated by the income approach or the cost approach.

•                  Under the income approach, a property analysis was conducted to quantify any applicable economic obsolescence related to the fair value of the real property that was valued under the cost approach.  The application of economic obsolescence indicated a range of value for assets where little to no income was generated.

Personal Property —

•                  The personal property assets were valued giving consideration primarily to the cost and market approaches to estimate fair value.

•                  The market approach was used predominately to value the riverboat and barges, the majority of the slot machines and certain rolling stock.

•                  The cost approach was used for the remaining asset classes such as guestroom furniture and fixtures, casino tracking system, surveillance equipment, kitchen and bar, as well as other restaurant equipment.

•                  For those personal property assets where the cost approach was utilized, the fair values developed were benchmarked against a property level income approach in order to ascertain the correct level of economic obsolescence applicable.

Intangible Assets —

•                  In the case of the intangible assets, the income approach was utilized for the gaming licenses and trade names, specifically the greenfield and relief from royalty methodology, respectively. For the player relationship intangible assets, not enough cash flow was generated in order to utilize the income approach for these assets; therefore, the cost approach was deployed in order to establish fair value.

Through conversations with the staff we are of the understanding we are not required to revise the Form 10 as previously submitted.  Attached as an exhibit to this response is a complete Note #3 “Fresh Start Reporting” as included in our recent Form 10-Q which includes the revised financial statements per fresh start accounting principles.

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact Lance Millage at (702) 589-3930.

3930 Howard Hughes Parkway, 4th Floor

Las Vegas, Nevada  89169

T 702 589 3900

F 702 473 2697

www.tropicanaentertainment.com

Sincerely,

/s/ Lance J. Millage

Lance J. Millage
Senior Vice President Finance and Treasurer
Tropicana Entertainment Inc.

3930 Howard Hughes Parkway, 4th Floor

Las Vegas, Nevada  89169

T 702 589 3900

F 702 473 2697

www.tropicanaentertainment.com

NOTE 3—FRESH START REPORTING

Plan of Reorganization

Pursuant to the Plan, on the Effective Date, a series of restructuring transactions were consummated through which the Company acquired the Predecessors in exchange for (a) the issuance of shares of its Common Stock and warrants to purchase additional shares of its Common Stock and (b) the assumption of certain liabilities of the Predecessors incurred after the Petition Date to the extent not paid on or prior to the Effective Date other than income tax liabilities.

The Plan also provided for, among other things:

•                  the termination of $1.3 billion of indebtedness under the Credit Facility;

•                  the cancellation of the Notes in the amount of $960.0 million;

•                  the cancellation of approximately $165.5 million of other pre-petition indebtedness;

•                  payment in full of the DIP Credit Facility in the amount of $65.2 million and related interest;

•                  reinstatement, payment in full, or satisfaction in full by return of collateral of all Allowed Claims (as defined in the Plan) in the amount of $21.5 million; and

•                  the entering into a credit facility (the “Exit Facility”), which consists of (i) a $130 million senior secured term loan credit facility issued at a discount of 7% (the “Term Loan Facility”) and (ii) a $20 million senior secured revolving credit facility (the “Revolving Facility”) by the Company on December 29, 2009, funding of the Term Loan Facility on the Effective Date, and the issuance of the Penny Warrants to the Exit Facility lenders.

Fresh Start Consolidated Balance Sheet

In accordance with accounting guidance related to financial reporting by entities in reorganization under the bankruptcy code, the Company adopted fresh-start reporting upon the Effective Date. The Company was required to apply the provisions of fresh-start reporting to its financial statements because (i) the reorganization value of the assets on the emerging entity immediately before the date of confirmation was less than the total of all post-petition liabilities and allowed claims and (ii) the holders of the existing voting shares of the Predecessors common stock immediately before confirmation (i.e., the holders of shares of the common stock of the Predecessors that were issued and outstanding prior to the commencement of the Chapter 11 Cases) received less than 50 percent of the voting shares of the emerging entity. Under the accounting guidance, fresh-start reporting is required on the date on which the plan of reorganization is confirmed by the Bankruptcy Court, but further provides that fresh-start reporting should not be applied until all material conditions to the Plan are satisfied. All material conditions to the Plan were satisfied as of March 8, 2010, the Effective Date.

Fresh-start reporting generally requires resetting the historical net book value of assets and liabilities to fair value by allocating the entity’s enterprise value as set forth in the Plan to its assets and liabilities pursuant to accounting guidance related to business combinations as of the Effective Date.  As set forth in the disclosure statement, relating to the Plan, as confirmed by the Bankruptcy Court on May 5, 2009, the enterprise value of the Predecessors was estimated to be in the range of $350 million to $425 million. The Predecessors’ enterprise value was estimated using various valuation methods, including (i) a comparison of the Predecessors and their projected performance to the market values of comparable companies, and (ii) a calculation of the present value of the future cash flows of the Predecessors based on financial projections.

The enterprise value using the discounted cash flow method, a form of the income approach, was determined using financial projections for the period 2009 through 2013. Annual growth rates for years 2010, 2011, 2012 and 2013 were projected at 2.8%, (2.7)%, (2.1)% and 0.5%, respectively, which resulted in a four year compounded annual growth rate of (0.4)%. These financial projections were provided in the Plan and included anticipated changes associated with the Company’s reorganization plans, general market conditions, including market segment variations, as well as other factors. The marginal tax rate was assumed to be 40% and includes federal, state and local taxes. The discount rate applied was in the range of 15% to 17% which was calculated using a weighted average cost of capital analysis based on comparable statistics of the Company’s peer group. The present value of all cash flows after 2013 were calculated using terminal values which were calculated by applying exit multiples ranging from 4.5x to 5.5x to the 2013 financial projections which was then discounted in the range of 15% to 17%. The basis for the exit multiples ranging from 4.5x to 5.5x was comparable company EBITDA multiples of the Company’s peer group.

Based upon a reevaluation of relevant factors used in determining the range of enterprise value and updated expected future cash flow projections, the Company concluded that $387.6 million should be used for fresh start reporting purposes, as it most closely approximated fair value.  This amount was adjusted for cash in excess of normal working requirements.  After deducting the fair value of debt, this resulted in a post-emergence equity value of $324.0 million calculated as follows (in thousands, unaudited):

Enterprise value	$387,626
Less: debt at fair value	(101,436)
Plus: excess cash	37,841
Post-emergence equity value (common stock of $293.1 million and warrants of $30.9 million)	$324,031

In accordance with fresh start reporting, the Company’s enterprise value has been allocated to existing assets using the measurement guidance provided in accounting guidance related to business combinations.  In addition, liabilities, other than deferred taxes, have been recorded at the present value of amounts estimated to be paid.  Finally, the Predecessors accumulated deficit has been eliminated, and the Company’s new debt and equity have been recorded in accordance with the Plan.  Deferred taxes have been determined in accordance with accounting guidance related to income taxes.

Estimates of fair value represent the Company’s best estimates, which are based on industry data and trends and by reference to relevant market rates and transactions, and discounted cash flow valuation methods, among other factors. The determination of the fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. In accordance with accounting guidance for business combinations, the preliminary allocation is subject to additional adjustments within one year from the Effective Date as improved information on asset and liability valuations becomes available.

The implementation of the Plan and the effects of the consummation of the transactions contemplated therein, which included the settlement of various liabilities, repayment of Predecessors’ indebtedness, elimination of affiliate activity amongst the Predecessors, incurrence of new indebtedness and the adoption of fresh-start reporting in the Company’s condensed balance sheet as of March 7, 2010 are as follows (in thousands, unaudited):

	Predecessors							Successor
	T EH	CP Vicksburg	JMBS Casino	Effects of		Fresh Start		March 7,
	March 7, 2010			the Plan (a)		Adustments (i)		2010
ASSETS
Current assets:
Cash and cash equivalents	$51,950	$2,381	$4,833	$37,841	(b)	$(7)		$96,998
Restricted cash	2,801	—	—	16,075	(b)	—		18,876
Receivables, net	14,441	23	101	(2,869	)(c)	5,322	(m)	17,018
Due from affiliates	6,436	121	629	(6,771	)(d)	—		415
Inventories	1,533	37	30	—		—		1,600
Prepaid expenses and other assets	7,534	173	155	—		—		7,862
Total current assets	84,695	2,735	5,748	44,276		5,315		142,769
Property and equipment, net	418,622	10,183	15,808	—		(173,314	)(j)	271,299
Beneficial interest in Trust	200,000	—	—	(200,000	)(g)	—		—
Goodwill	16,802	590	8,432	—		4,562	(k)	30,386
Intangible assets, net	73,806	318	20	—		9,599	(l)	83,743
Receivable from affiliate	—	9,838	11,076	(20,914	)(d)	—		—
Reserve related to receivable from affiliate	—	(7,478)	(5,451)	12,929	(d)	—		—
Other assets, net	19,495	157	87	1,500	(b)	(91)		21,148
Total assets	$813,420	$16,343	$35,720	$(162,209)		$(153,929)		$549,345

LIABILITIES AND MEMBERS’ DEFICIT/SHAREHOLDERS’ EQUITY

Current liabilities not subject to compromise:
Current portion of debt	$65,588	$—	$—	$(63,919	)(b)	$—		$1,669
Accounts payable	16,643	282	81	(750)		2		16,258
Due to affiliates	2,203	3,557	921	(6,681	)(d)	—		—
Accrued expenses and other current liabilities	37,985	1,961	1,215	18,148		14,343	(m)	73,652
Note payable to affiliate guarantors	7,000	—	—	(7,000	)(d)	—		—
Total current liabilities not subject to compromise	129,419	5,800	2,217	(60,202)		14,345		91,579
Long-term debt, excluding current portion	—	—	—	100,136	(b)	—		100,136
Other long-term liabilities	32,041	1,925	—	—		(32,041	)(m)	1,925
Deferred tax liabilities	29,955	—	—	(29,955	)(c)	30,386	(m)	30,386
Total liabilities not subject to compromise	191,415	7,725	2,217	9,979		12,690		224,026
Liabilities subject to compromise	2,449,797	3,455	1,434	(2,454,686	)(e)	—		—
Liabilities subject to compromise - guarantee of affiliate debt	—	2,289,249	2,289,249	(4,578,498	)(f)	—		—
Total liabilities	2,641,212	2,300,429	2,292,900	(7,023,205)		12,690		224,026
Members’ Deficit/Shareholders’ Equity:
Members’ deficit	(1,846,786)	(2,284,086)	(2,257,180)	6,638,719	(g)	(250,667	)(n)	—
Successor common stock	—	—	—	121	(g)	—		121
Successor additional paid-in capital	—	—	—	240,167	(g)	83,743	(o)	323,910
Noncontrolling interest	18,994	—	—	(18,011	)(h)	305	(p)	1,288
Total members’ deficit/shareholders’ equity	(1,827,792)	(2,284,086)	(2,257,180)	6,860,996		(166,619)		325,319
Total liabilities and members’ deficit/shareholders’ equity	$813,420	$16,343	$35,720	$(162,209)		$(153,929)		$549,345

(a)—Represents amounts recorded as of the Effective Date for the consummation of the Plan, including the settlement of liabilities subject to compromise, elimination of affiliate activity amongst the Predecessors, the satisfaction of the DIP Credit Facility, the issuance of new indebtedness and related cash payments, the issuance of Common Stock and warrants to purchase Common Stock.

(b)—Reflects the sources and uses of the $130.0 million Term Loan Facility (in thousands, unuaudited):

Sources		Uses
Term Loan Facility	$130,000	Cash	$37,841
Term Loan Facility discount	(9,100)	Restricted cash (ii)	16,075
		Repayment of DIP Credit Facility	65,219
		Payment of DIP Credit Facility interest	265
		Revolver fees (iii)	1,500
Total Sources (i)	$120,900	Total Uses	$120,900

(i)                                     The Exit Facility includes the issuance of 1,312,500 Penny Warrants to participating lenders for an estimated fair value of $19.5 million. As a result, the fair value of the Term Loan Facility was approximately $100.1 million, of which $1.3 million is classified as current.

(ii)                                  Amount consists of funds restricted by the Bankruptcy Court in connection with the Plan for the purpose of satisfying liabilities related to professional services incurred as part of the Chapter 11 Cases.

(iii)                               The terms of the Exit Facility require commitment fees and revolver fees in the aggregate amount of $8.9 million. As of December 31, 2009, TEH paid $7.5 million of commitment fees which is included in other assets. The remaining $1.4 million of revolver fees and the annual administrative fee of $0.1 million was paid on March 8, 2010.

The following table sets forth the adjustments to current portion of debt based on the sources and uses (in thousands, unaudited):

Repayment of DIP Credit Facility	$(65,219)
Current portion of Term Loan Facility	1,300
Adjustment to current portion of debt	$(63,919)

The following table sets forth the adjustments to long-term debt, excluding current portion, based on the sources and uses (in thousands, unaudited):

Long-term portion of Term Loan Facility	$128,700
Term Loan Facility discount	(9,100)
Penny Warrants issued (iv)	(19,464)
Adjustment to long-term debt, excluding current portion	$100,136

(iv)          Pursuant to the terms of the Exit Facility, the Company issued 1,312,500 Penny Warrants to purchase its common stock at a strike price of $0.01 to participating lenders on the Effective Date.  The Penny Warrants have a term of 3 months.  The Company valued the Penny Warrants using the Black-Scholes option valuation model assuming a life of 0.24 years; a volatility factor of 41% and a risk free rate of 0.16%.  The resulting value of $19.5 million is recorded as a debt discount and netted against the carrying value of the Exit Facility on the accompanying condensed consolidated balance sheet as of March 31, 2010.  The discount is amortized at a constant rate applied to the outstanding balance of the Exit Facility, with a corresponding increase in non-cash interest expense.

(c)—Reflects the income tax consequences of asset sales related to the Plan.

(d)—Reflects the elimination of affiliated activity of the Predecessors.

(e)—Reflects the discharge of the Predecessors’ liabilities subject to compromise in accordance with the Plan.

(f)—Reflects the elimination of debt guarantee obligations related to the affiliate guarantee of the Notes and Credit Facility, as a result of the Plan.

(g)—Reflects the cumulative impact of the reorganization adjustments as follows (in thousands, unaudited):

Discharge of liabilities subject to compromise	$2,454,686
Elimination of Beneficial interest in Trust	(200,000)
Discharge of liabilities subject to compromise — guarantee of affiliate debt (note f)	4,578,498
Liabilities subject to compromise to be paid in cash	(21,471)
Elimination of noncontrolling interest	18,011
Implementation of accounting guidance related to base jackpots	1,257
Discharge of liabilities subject to compromise - intercompany activity amongst Predecessors	593
Income tax impact	27,969
Issuance of Penny Warrants	19,464
Issuance of Common Stock and Ordinary Warrants	(240,288)
$6,638,719

(h)—Reflects the effects of the Plan on noncontrolling interest of $2.0 million and the elimination of the noncontrolling interest in Realty of $16.0 million as a result of Realty becoming a subsidiary of the Company as part of the Plan.

(i)—Represents the adjustment of assets and liabilities to fair value, or other measurement as specified in accounting guidance related to business combinations, in conjunction with the adoption of fresh start reporting.

(j)—Reflects the fair values of property and equipment and intangible assets in connection with fresh start reporting. The following table summarizes the components of property and equipment as a result of the application of fresh start reporting at March 8, 2010 and property and equipment, net at March 7, 2010 (in thousands, unaudited):

	Successor	Predecessors
	March 8,	TEH	CP Vicksburg	JMBS Casino
	2010	March 7, 2010
Property and equipment:
Land	$26,220	$33,990	$1,380	$440
Riverboats and barges, net	20,286	29,432	1,120	9,599
Building and improvements, net	183,904	318,960	6,597	1,920
Furniture, fixtures and equipment, net	37,162	32,524	1,086	3,838
Construction-in-progress	3,727	3,716	—	11
Total property and equipment, net	$271,299	$418,622	$10,183	$15,808

Fair value estimates were based on various valuation methods.  Personal property related to assets with active secondary markets, such as riverboats, barges and slot machines, were valued using market prices of similar assets.  Other personal property such as furniture, fixtures and other equipment, were valued using a depreciated replacement cost method.  Land was valued using market comparable data.  Other real property such as buildings, building improvements and land improvements, were valued using a depreciated replacement cost method.

(k)—Reflects the elimination of historical goodwill of $25.8 million and the establishment of $30.4 million of goodwill as a result of fresh start reporting (Note 8).

(l)—Reflects the fair value of identifiable intangible assets in connection with fresh start reporting. The following table summarizes the components of intangible assets as a result of the application of fresh start reporting at March 8, 2010 and intangible assets, net at March 7, 2010 (in thousands, unaudited):

	Successor	Predecessors
	March 8,	TEH	CP Vicksburg	JMBS Casino
	2010	March 7, 2010
Intangible assets, net:
Trade name (indefinite life)	$29,500	$16,700	$—	$20
Gaming licenses (indefinite life)	43,970	50,718	—	—
Trade name, net	—	175	—	—
Customer list, net	1,703	2,268	—	—
Other, net	8,570	3,945	318	—
Total intangible assets, net	$83,743	$73,806	$318	$20

For further information on the valuation of intangible assets, see Note 8 - Goodwill and Intangible Assets.

(m)—Reflects the re-measurement of the Predecessors current and deferred tax assets and liabilities, unrecognized tax benefits and other tax related accounts as a result of fresh start reporting in accordance with accounting guidance.

(n)—Reflects the adjustment of assets and liabilities to fair value, or other measurement as specified in accounting guidance related to business combinations as follows (in thousands, unaudited):

Elimination of Predecessors goodwill	$25,824
Elimination of Predecessors intangible assets	74,144
Property and equipment adjustment	173,314
Other asset and liabilities adjustment	105
Noncontrolling interest adjustment	305
Tax account adjustments	(23,025)
Total elimination of Predecessors members’ deficit	$250,667

(o)—Reflects additional paid in capital of Successor as a result of intangible assets recognized as a result of fresh start reporting.

(p)—Reflects the adjustment of the noncontrolling interest in Greenville Riverboat to its estimated fair value.  Estimated fair values were based on internal and external valuations using customary valuation methodologies, including comparable earnings multiples, discounted cash flows and negotiated transaction values.

Liabilities Subject to Compromise

Liabilities subject to compromise are certain liabilities of the Predecessors incurred prior to the Effective Date of the Chapter 11 Cases. In accordance with accounting guidance for financial reporting by entities in reorganization under the bankruptcy code, liabilities subject to compromise are recorded at the estimated amount that is expected to be allowed as pre-petition claims in the Chapter 11 proceedings and are subject to future adjustments. Adjustments may result from negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, rejection of executory contracts and unexpired leases, proofs of claim, implementation of the Plan or other events. In some individual instances and in total, claims filed by the creditors are in excess of the amounts recorded by the Predecessors. The Predecessors recorded an estimate of allowed claims based on the reconciliation work that had been performed.

Liabilities subject to compromise as of December 31, 2009 consist of the following (in thousands):

	Predecessors
	TEH	CP Vicksburg	JMBS Casino
9 5/8% Senior Subordinated Notes	$960,000	$	$
Senior Secured Credit Facility-Term Loan	1,300,239	—	—
Senior Secured Credit Facility-Revolver	29,010	—	—
Capital leases	11	—	—
Debt subject to compromise	2,289,260	—	—
Interest rate swaps	53,158	—	—
Accrued expenses and other liabilities	23,919	407	382
Accounts payable	19,675	1,296	752
Accrued interest	36,173	—	—
Note payable and accrued interest to affiliate guarantor	13,109	—	—
Due to affiliates	14,606	1,752	300
Total liabilities subject to compromise	$2,449,900	$3,455	$1,434

Liabilities Subject to Compromise - Guarantee of Affiliate Debt

The New Jersey License Denial caused an immediate default under the Credit Facility and the subsequent transfer of asset of Tropicana AC to a Trustee caused a default under the Notes of which CP Vicksburg and JMBS Casino were Affiliate Guarantors.  As a result of the Chapter 11 Cases, both CP Vicksburg and JMBS Casino recorded a $2.3 billion liability subject to compromise related to the guarantee of affiliate debt which is included as a separate item in the accompanying condensed balance sheets as of December 31, 2009.

In accordance with the Plan, holders of the Predecessors’ notes and general unsecured claims received Ordinary Warrants to purchase 3,750,000 shares of the Company’s Common Stock.  The Ordinary Warrants have a four year and six month term and an exercise price of $52.44 per share.  The Company evaluated the Ordinary Warrants under current accounting pronouncements and determined they were properly classified as equity on the accompanying condensed consolidated balance sheet. The Company valued the Ordinary Warrants using the Black-Scholes option valuation model assuming a life of 4.5 years; a volatility factor of 61% and a risk free interest rate of 2.36%.  The resulting value of $11.5 million was recorded as reorganization items of the Predecessors on the accompanying condensed statements of operations.

Reorganization Items

Reorganization items, excluding amounts included in discontinued operations, represent amounts incurred as a direct result of the Chapter 11 Cases, and were comprised of the following (in thousands, unaudited):

	Predecessors
	TEH	CP Vicksburg	JMBS Casino	TEH	CP Vicksburg	JMBS Casino
	Period January 1, 2010 through March 7, 2010			Three Months Ended March 31, 2009
Discharge of liabilities subject to compromise	$2,454,648	$2,293,780	$2,285,349	$—	$—	$—
Elimination of Beneficial interest in Trust	(200,000)	—	—	—	—	—
Revaluation of assets and liabilities	(140,703)	(7,099)	(18,817)	—	—	—
Elimination and revaluation of noncontrolling interest	15,963	—	—	—	—	—
Liabilities reinstated	(21,466)	(3)	(2)	—	—	—
Issuance of Ordinary Warrants	(11,475)	—	—	—	—	—
Other	1,097	76	84	—	—	—
Non-cash reorganization items, net	2,098,064	2,286,754	2,266,614	—	—	—
Professional fees	(4,382)	—	—	(10,795)	—	—
Interest income	1	—	—	70	—	—
Other	(585)	(6)	(5)	(553)	(10)	(11)
Total reorganization items, net	$2,093,098	$2,286,748	$2,266,609	$(11,278)	$(10)	$(11)

Professional fees include financial, tax, legal, real estate and valuation services, among other items, that are directly associated with the reorganization process. The Company continues to incur expenses related to the Predecessors’ Chapter 11 cases, which includes professional fees that were classified as reorganization items by the Predecessors.  Upon the Effective Date, these expenses are classified in operating costs and expenses, primarily in general and administrative expense in the condensed consolidated statement of operations.